Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000




                                           February 7, 1996



        Merrill Lynch, Pierce, Fenner &
          Smith Incorporated as Agent
          for the Sponsors of certain
          Unit Investment Trusts
        800 Scudders Mill Road
        Plainsboro, New Jersey 08536


        Dear Sirs:


                  We have acted as special counsel for you and the other Sponsors of Equity Income Fund, Select Growth Portfolio (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units") in accordance with the related Trust Indenture (the "Indenture") with the trustee. The accompanying Rule 24f-2 Notice (the "Notice") for the Fund makes definite in number the registration of Units sold in reliance upon the Rule during the fiscal period covered by the Notice. The Units covered by the Notice are hereinafter referred to as the "Registered Units".

             We have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such documents and instruments as we have deemed necessary or advisable for the purpose of this instrument.

             Based upon the foregoing, we are of the opinion that the Registered Units, assuming due execution and delivery of any certificates evidencing the Registered Units by the Sponsors and the Trustee and assuming payment for all registered Units in accordance with the Indenture, have been legally issued and are fully-paid and non-assessable.

                                           Very truly yours,


                                           /s/ Davis Polk & Wardwell


             $5,110.99 is the total amount of the wire transfer made on February 6, 1996 in payment of fees due for the Rule 24f-2 Notice filing listed herein.